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                             June 21, 2024

       Teck Hong Ho
       Chief Executive Officer
       Vistek Limited
       39 Woodlands Close #08-11
       Mega@Woodlands
       Singapore 737856

                                                        Re: Vistek Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 20,
2024
                                                            CIK No.: 0002013100

       Dear Teck Hong Ho:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
       Unless we note otherwise, any references to prior comments are to comments in our April 7,
       2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover page

   1. We note your response to prior comment 2. However, the Resale Prospectus cover page now refers to the
Resale Shareholders offering their shares at the price at which you will sell shares in your
public offering. Please revise the cover pages of your Public Offering
                                                        Prospectus and your
Resale Prospectus to define the terms "Selling Shareholders" and
                                                        "Resale Shareholders"
so that it is clear that the Selling Shareholders will be selling at your initial offering
price, and the Resale Shareholders will be selling at market prices.
                                                        Please also revise the
cover page of your Resale Prospectus to correspond to information in your Public Offering
Prospectus, which indicates that at the time of the resale, your
 Teck Hong Ho
FirstName  LastNameTeck Hong Ho
Vistek Limited
Comapany
June       NameVistek Limited
     21, 2024
June 21,
Page 2 2024 Page 2
FirstName LastName
         shares will be listed, and to disclose the amount of proceeds received in the initial public offering.
Market and Industry Data, page 4

2. We note your response to prior comment 4. However, the third paragraph under the Table of Contents and page 4 continue to include statements that you have "not independently verified" the various statistical, industry, or market data and information in this prospectus. As previously stated, these statements imply an inappropriate disclaimer of responsibility with respect to this information. Please either delete these statements or specifically state that you are responsible for such information. Prospectus Summary, page 9

3.       We acknowledge your revised disclosures in response to prior comment
5. Your
         disclosure refers to six Workhead Qualifications but discloses only five project values associated with such qualifications. Please revise your disclosures to reconcile or otherwise clarify.
Summary of Risk Factors, page 10

4.       We acknowledge your revised disclosures in response to prior comment
7. However, as
         previously stated, please revise your first bullet to quantify the percentage concentration of your customers, and revise to disclose that your agreements with these two major customers are set to expire in October 2024.
Key Factors Affecting the Results of Our Group's Operation, page 49

5.       We acknowledge your revised disclosures in response to prior comment
12. In the last
         paragraph on page 49, please revise to include discussion of your other major contract, as we note your disclosures elsewhere that your two major contracts account for over 90% of your revenues.
History and Corporate Structure, page 76

6. We note your revised disclosures in response to prior comment 6. Please revise to explain how Mr. Tong, Diamond Stream, Vibrant Epoch, and Mega Optimal became part of your planned reorganization.

Litigation and Other Legal Proceedings, page 106

7. We refer to your revised disclosure regarding certain cancelled share certificates that you were unable to obtain in response to prior comment 15. Please expand your disclosure to provide additional details, including the number of missing certificates, and the percentage ownership represented by them and whether holders of those missing certificates have any current rights, economic or otherwise, with respect to Vistek SG, or advise.
 Teck Hong Ho
Vistek Limited
June 21, 2024
Page 3
Related Party Transactions, page 127

8. We note your response to prior comment 19. Please also expand your disclosure regarding the "Related parties' loans" specified on page 44 to clarify how those amounts relate to the related party transactions disclosed in this section.
Resale Shareholders, page A-2

9.       We acknowledge your revised disclosures in response to prior comment
24. As previously
         stated, please revise the initial second column, originally labeled as Ordinary Shares
         Beneficially Owned Prior to the Offering," to reflect the ownership of the Resale
         Shareholders after the completion of your initial public offering but before the commencement of the resale offering, and similarly revise the third column.
Plan of Distribution, page A-3

10. We note your disclosure on page A-3 that broker-dealers may agree with the Resale
         Shareholders to sell a specified number of your Ordinary Shares at a stipulated price per security, and that the Resale Shareholders may use any method permitted pursuant to applicable law when selling your Ordinary Shares. Please confirm your understanding that the retention by a Resale Shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation
S-K.
Vistek Limited and Subsidiaries Unaudited Interim Consolidated Financial Statements
Note - 1 Business Overview and Basis of Presentation
Reorganization, page F-6

11. We note your response to prior comment 27 and your disclosure that the internal reorganization is currently in progress. Please clarify whether or not your intention is to complete the reorganization prior to making your first public filing on Form F-1. In this regard, it appears from your disclosure on page 76 that completing the internal group reorganization is part of transferring the entire share capital of Vistek SG to Vistek Group and therefore may be fundamental to your wholly-owned subsidiary structuring and your presentation of consolidated financial statements.
Vistek Limited and Subsidiaries Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-35

12. We note your response to prior comment 29. We note you have declared dividends during the year ended February 28, 2023 and such dividends remain unpaid as of February 28,
FirstName LastNameTeck Hong Ho
       2023. Please revise your filing to disclose the declaration of dividends as a noncash
Comapany    NameVistek
       financing activity,Limited
                           as such transaction resulted in the recognition of a
liability but did not
       result
June 21, 2024inPage
                cash3payments in the period. Please refer to ASC 230-10-50-3. FirstName LastName
 Teck Hong Ho
FirstName  LastNameTeck Hong Ho
Vistek Limited
Comapany
June       NameVistek Limited
     21, 2024
June 21,
Page 4 2024 Page 4
FirstName LastName
General

13. We note your response to prior comment 31. Please revise your filing to include risk factor disclosure highlighting your limited experience with U.S. GAAP and evaluating the effectiveness of internal controls.
       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:      Grace Bai, Esq.